UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number: 001-33911

EMEREN GROUP LTD

(Translation of registrant’s name into English)

100 First Stamford Place, Suite 302

Stamford CT 06902

U.S.A

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Explanatory Note

On May 16, 2023, Emeren Group Ltd (the “Company”) issued a press release titled “Emeren Group to File 2022 Annual Report 20F.” A copy of the press release is furnished as Exhibit 99.1 herewith. Additionally, the Company is furnishing as Exhibit 99.2 reconciliations of the balance sheet as of December 31, 2022 and an income statement for the year ended December 31, 2022 that reflect the differences between such financials as reported in a Form 6-K filed by the Company on March 30, 2023 and those in its Form 20-F filed on May 16, 2023.

Exhibit Index

Exhibit	Description

99.1	Press Release of Emeren Group Ltd, dated May 16, 2023.
99.2	Balance Sheet and Income Statement Reconciliations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2023

Emeren GROUP LTD

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Chief Financial Officer